# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fennec Pharmaceuticals Inc., CIK 0001211583
CUSIP: 31447P100
Title of class of securities: Common stock, no par value (the "Shares")
Address of issuer's principal executive offices: PO BOX 13628, 68 TW ALEXANDER DRIVE, RESEARCH TRIANGLE PARK, North Carolina (NC), 27709
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001771377

## Reporting persons
- Sonic Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,607,357; sole dispositive power 0; shared dispositive power 2,607,357; aggregate amount beneficially owned 2,607,357 (7.6% of the class)
- Sonic GP LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,607,357; sole dispositive power 0; shared dispositive power 2,607,357; aggregate amount beneficially owned 2,607,357 (7.6% of the class)
- Kam Lawrence: type of reporting person: individual (IN); sole voting power 190,202; shared voting power 2,607,357; sole dispositive power 190,202; shared dispositive power 2,607,357; aggregate amount beneficially owned 2,799,959 (8.2% of the class)

## Item 1. Issuer
Name of issuer: Fennec Pharmaceuticals Inc.
Address of issuer's principal executive offices: PO Box 13628, 68 TW Alexander Drive, Research Triangle Park, NC 27709

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this statement on Schedule 13G (collectively, the "Reporting Persons") are:

* The Sonic Fund II, L.P. (the "Fund").

* Sonic GP LLC (the "General Partner").

* Lawrence Kam.
Address of principal business office or, if none, residence: The address of the principal offices of each of the Reporting Persons is 400 Hobron Lane, Suite 3709, Honolulu, HI 96815.
Citizenship: The Fund and the General Partner are organized under the laws of the State of Delaware. Mr. Kam is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of December 31, 2025, the Reporting Persons may be deemed to have beneficially owned 2,799,959 Shares.

The Fund holds the Shares directly. The General Partner is the General Partner of the Fund, and by virtue of that relationship, the General Partner may be deemed to beneficially own the Shares owned directly by the Fund. Mr. Kam is the managing member of the General Partner, and by virtue of this relationship, Mr. Kam may be deemed to beneficially own the Shares beneficially owned by the General Partner. Mr. Kam directly holds the shares over which he has sole voting and dispositive power. Each of the Reporting Persons is party to that certain Joint Filing Agreement attached hereto as Exhibit A.
Percent of class: 8.2% (based upon 34,153,496 Shares outstanding, which is the total number of Shares outstanding as of November 17, 2025 as reported in the Issuer's Prospectus Supplement dated December 15, 2023, filed with the Securities and Exchange Commission on November 18, 2025).
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Sonic Fund II, L.P.: /s/ Lawrence Kam, Lawrence Kam, Managing Member of Sonic GP LLC, its General Partner (02/17/2026)
- Sonic GP LLC: /s/ Lawrence Kam, Lawrence Kam, Managing Member (02/17/2026)
- Kam Lawrence: /s/ Lawrence Kam, Lawrence Kam, a natural person (02/17/2026)